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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Exhibit 99.1
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Dealing in securities by a Director
Johannesburg, 1 December 2020. Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
NJ Froneman
Position
Chief Executive Officer
Date of transaction
27 November 2020
Company
Sibanye-Stillwater Limited
Nature of interest
Direct beneficial
Class of securities
Ordinary shares
Nature of transaction
Off-market restructure of collar
hedge over 4 744 961 ordinary
shares of the Company with a put
strike price of R40.00, call strike price
of R80.00 and expiry on 29
November 2021
Total value of transaction
R189,798,440
Mr Froneman entered into and restructured existing equity funding arrangements with a financial institution, which consisted of loan agreements securitised by simultaneous collar hedges and equity lending transactions. The transactions contained in this announcement relate to restructuring of existing hedges previously disclosed in dealings announcements dated 9 October 2019 and 12 December 2019.
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website: www.sibanyestillwater.com